Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-175265, 333-155538 and 333-113073 on Form S-8 and No. 333-159215 on Form F-3 of our reports dated March 4, 2014 relating to the consolidated financial statements of Brookfield Office Properties Inc. and subsidiaries (the “Company”) for the year ended December 31, 2013 and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 appearing in this Form 6-K.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
March 4, 2014